Exhibit 99

REPORT ON MATERIAL INFORMATION

“DECISIONS OF THE BOARD OF DIRECTORS”

1.                              General Information.

1.1.                      Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications «Rostelecom».

1.2.                      Issuer’s short proprietary name: OJSC Rostelecom.

1.3.                      Location: 15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation.

1.4.                      State Registration Number (OGRN): 1027700198767.

1.5.                      Taxpayer’s Identification Number (TIN): 7707049388.

1.6.                      Issuer’s unique code assigned by registration authority: 00124-A.

1.7.                      Web-site used by the Issuer to disclose information: www.rt.ru/centr-invest/financial/fsfr/facts.

2.                              Material Information.

2.1.                    Date of Board of Directors voting when the decision was made: March 11, 2009.

2.2.                    Date of compilation and number of Minutes of the Board of Directors voting: Minutes No. 19 dated March 13, 2009.

2.3.                    Decision made by the Board of Directors of the Company:

1.                       To confirm resignation of Igor Nikodimov, member of the Management Board.

2.                       To appoint Stanislav Miron as the member of the Management Board.

2.4.                    The interest of abovementioned persons in the chartered capital and ordinary shares of the Company:

•                     Igor Nikodimov has no interest in the chartered capital or ordinary shares of the Company;

•                     Stanislav Miron has no interest in the chartered capital or ordinary shares of the Company.

The interest in chartered capital or ordinary shares (if applicable) of subsidiaries and/or associated companies of the Company: none.

The interest in the Company’s, its subsidiaries’ and/or associated companies’ shares that can be acquired by these persons under the warrants provided by the Company, its subsidiaries and /or associated companies: none.

3.                              Signature

3.1.                      First Deputy General Director —

Finance Director	s/s Andrei A. Gaiduk

3.2.                      Date: March 17, 2009